[Crazy Woman Creek Bancorp Incorporated Letterhead]




October 3, 2003



Dear Stockholder:

         Crazy Woman Creek Bancorp Incorporated is offering to purchase 350,000 shares of its common stock (approximately 43% of its currently outstanding shares) from its stockholders at a cash price of not less $16.00 nor more than $18.25 per share. A copy of the offer to purchase is enclosed.

         We are conducting the offer through a procedure referred to as a "modified dutch auction." This procedure allows you to select the price at which you are willing to sell, or "tender," all or part of your shares within a price range stated above. Upon expiration of the offer, we will select the lowest purchase price from those shares tendered that will allow us to buy 350,000 shares. All shares purchased in the offer will receive the same purchase price, even those shares that are tendered below the purchase price. In addition, if you own less than 100 shares and tender all of your shares at or below the purchase price, you will receive priority and have all of your shares purchased even if more than 350,000 shares are tendered. No brokerage fees or commissions will be charged to you if you tender your shares.

         Our Board of Directors has determined that the offer to purchase our own shares at this time presents an effective way to utilize our current strong capital base and maximize value to our stockholders.

         We encourage each stockholder to read carefully the offer to purchase and related materials. Neither Crazy Woman Creek Bancorp Incorporated nor our board of directors make any recommendation whether to tender shares to us. You should make your decision independently after consulting with your advisors. To assist us with this offer, we have engaged D.F. King & Co., Inc. to serve as the information agent. Representatives from this firm may contact you by phone to make sure you have received the offer to purchase and related materials and to answer any questions you may have. If you need information or additional forms, please call the information agent toll free at (800) 347-4750.

         Unless otherwise extended, the offer will expire at 5:00 p.m. Mountain time on November 4, 2003. We again encourage you to read carefully the enclosed material.

                                           Sincerely,


                                           /s/Gary J. Havens
                                           -------------------------------------
                                           Gary J. Havens
                                           President and Chief Executive Officer